EQV VENTURES ACQUISITION CORP.

1090 Center Drive

Park City, UT 84098

July 24, 2024

VIA EDGAR

Attention:	Ameen Hamady

Kristina Marrone

Kibum Park

Ruairi Regan

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	EQV Ventures Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 11, 2024

File No. 333-280048

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), EQV Ventures Acquisition Corp., a Cayman Islands exempted company (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) a revised Registration Statement on Form S-1 (the “Revised Registration Statement”) concurrently with the submission of this letter.

The Company is writing to respond to the comments raised in the letter to the Company, dated July 23, 2024, from the staff of the Division of Corporation Finance of the Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Revised Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Summary of Risk Factors, page 35

1.	Refer to prior comment 3. Please further revise the permitted withdrawals risk factor on page 36 to disclose that in addition, $625,000 of the total underwriting commissions is payable in cash to the underwriter out of working capital.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 36 and 67 of the Revised Registration Statement.

Risk Factors, page 38

Securities and Exchange Commission July 24, 2024 Page 2

2.	We note your revised disclosure that the Class A ordinary shares and the Class B ordinary shares have different voting rights. Please revise your risk factors section to address the risks relating to such disparate voting rights.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 71 of the Revised Registration Statement.

If we are deemed to be an investment company under the Investment Company Act …, page 46

3.	Refer to the last sentence in prior comment 4. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response:

We respectfully acknowledge the Staff’s comment and confirm that if the Company’s facts and circumstances change over time, we will update our disclosure to reflect how those changes impact the risk that we may be considered to be operating as an unregistered investment company.

Securities and Exchange Commission July 24, 2024 Page 3

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please contact Julian J. Seiguer, P.C. of Kirkland & Ellis LLP at (713) 836-3334 or Billy Vranish of Kirkland & Ellis LLP at (713) 836-3695.

Sincerely,

EQV VENTURES ACQUISITION CORP.

By:	/s/ Jerome Silvey
Name:	Jerome Silvey
Title:	Chief Executive Officer

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP
Billy Vranish, Kirkland & Ellis LLP